Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-166850

Prospectus Supplement No. 9
(to Prospectus dated July 14, 2010)

UNIGENE LABORATORIES, INC.

80,760,650 Shares of Common Stock

This prospectus supplement no. 9 supplements the prospectus dated July 14, 2010, as supplemented by prospectus supplement no. 1 dated July 23, 2010, prospectus supplement no. 2 dated August 10, 2010, prospectus supplement no. 3 dated September 9, 2010, prospectus supplement no. 4 dated September 15, 2010, prospectus supplement no. 5 dated September 28, 2010, prospectus supplement no. 6 dated October 21, 2010, prospectus supplement no. 7 dated November 9, 2010, and prospectus supplement no. 8 dated December 13, 2010 (collectively, the “Supplements”), each of which forms a part of our registration statement on Form S-1 (Registration Statement 333-166850).

Effective as of December 22, 2010, pursuant to an Assignment and Assumption Agreement, Victory Park Credit Opportunities Master Fund, Ltd., a selling stockholder, sold and assigned a portion of the Notes to its affiliate, VPC Fund II, L.P., another selling stockholder.  This prospectus supplement amends and replaces the “Selling Stockholder” table, including the lead-in text and footnotes thereto, beginning on page 25 of the prospectus in order to reflect that assignment.

In addition, this prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our current reports on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2011 and February 8, 2011 (together, the “Reports”).  Accordingly, we have attached the Reports to this prospectus supplement.

The prospectus, the Supplements and this prospectus supplement relate to the sale of up to 80,760,650 shares of Unigene Laboratories, Inc. common stock, par value $.01 per share, by the entities named in the “Selling Stockholder” section of the prospectus (as updated herein), of which 72,114,836 shares will be issuable upon the conversion of senior secured convertible notes held by those entities and the balance of which are currently held of record by Victory Park Credit Opportunities Master Fund, Ltd. We will not receive any proceeds from the sale of our shares by either selling stockholder.

Our common stock is quoted in the OTC Bulletin Board under the symbol “UGNE.” On February 4, 2011, the last reported closing price of our common stock was $0.80 per share. These over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

You should read the prospectus, the Supplements and this prospectus supplement carefully before you invest. Please refer to “Risk Factors” on page 7 of the prospectus for a discussion of the material risks involved in investing in the shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 8, 2011.

Updated Selling Stockholder Information

The information below amends, modifies, supersedes and replaces in its entirety, as of the date of this prospectus supplement, the “Selling Stockholder” table, including the lead-in text and footnotes thereto, beginning on page 25 of the prospectus in order to reflect Victory Park Credit Opportunities Master Fund, Ltd.’s sale and assignment effective as of December 22, 2010, pursuant to an Assignment and Assumption Agreement, of a portion of the Notes to its affiliate, VPC Fund II, L.P.

The following table sets forth certain information known to us regarding the shares of our common stock held as of February 1, 2011 and to be offered from time to time by the entities listed on this Selling Stockholder table and as adjusted to give effect to the sale of certain shares offered hereby. The information regarding shares owned both before and after the offering assumes that the full principal amount of the Notes (i.e., $33,000,000) together with accrued interest thereon is outstanding for their full three-year term and that the Notes are currently convertible into shares of our common stock at a conversion price of $0.70 per share.  The information regarding shares owned after the offering assumes the sale of all those shares offered by each of the selling stockholders and we cannot assure you that such selling stockholder will sell any or all of those shares.  Accordingly, the information included on the following table is provided subject to these assumptions.  To the Company’s knowledge, none of the entities listed on this Selling Stockholder table has an existing short position in the Company’s common stock.

	Ownership	Common Shares	Ownership After Offering
Name of Selling Stockholder	Before Offering Common Shares	that May Be Sold Pursuant to the Offering	Common Shares	Percent of Common Shares Held
Victory Park Credit Opportunities Master Fund, Ltd. (“Credit Opportunities Fund”) (1)	54,638,922 (2)	54,638,922 (2)	0	0%

VPC Fund II, L.P. (3)	26,121,728 (4)	26,121,728 (4)	0	0%

(1)           Victory Park Capital Advisors, LLC (“Capital Advisors”) is the investment manager of Credit Opportunities Fund and consequently may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by Credit Opportunities Fund. As the manager of Capital Advisors, Jacob Capital, L.L.C. (“Jacob Capital”) may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by Credit Opportunities Fund. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by Credit Opportunities Fund.  Therefore, each of Capital Advisors, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of the securities held by Credit Opportunities Fund.

Credit Opportunities Fund has advised us that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of Credit Opportunities Fund was not involved in the purchase, and will not be involved in the ultimate sale, of the shares, (v) it acquired the shares in the ordinary course of business, and (vi) at the time it acquired the shares, it was not a party to any agreement or other understanding to distribute the shares, directly or indirectly.

(2)           This figure includes the Shares, the Exchange Shares, the Other Shares, and 45,993,108 of the total 72,114,836 Conversion Shares.

(3)           Victory Park GP II, LLC (“Victory Park GP”) is the general partner of VPC Fund II, L.P. and consequently may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by VPC Fund II, L.P. As the sole member and manager of Victory Park GP, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by VPC Fund II, L.P. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by VPC Fund II, L.P.  Therefore, each of Victory Park GP, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of the securities held by VPC Fund II, L.P.

VPC Fund II, L.P. has advised us that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of VPC Fund II, L.P. was not involved in the purchase, and will not be involved in the ultimate sale, of the shares, (v) it acquired the shares in the ordinary course of business, and (vi) at the time it acquired the shares, it was not a party to any agreement or other understanding to distribute the shares, directly or indirectly.

(4)           This figure consists of 26,121,728 of the total 72,114,836 Conversion Shares.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
January 31, 2011

______________

Unigene Laboratories, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-16005	22-2328609
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

81 Fulton Street, Boonton, New Jersey	07005
(Address of principal executive offices)	(Zip Code)

(973) 265-1100
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01  Entry into a Material Definitive Agreement.

On January 31, 2011 (the “Signing Date”), Unigene Laboratories, Inc. (the “Company”) entered into an Agreement for Sale of Real Estate (the “Agreement”) by and between the Company and RCP Birch Road, L.L.C. (the “Purchaser”).  Under the terms of the Agreement, the Company will sell to the Purchaser the Company’s real property located at 110 Little Falls Road, Fairfield, NJ, with the buildings and improvements thereon, and any furniture, machinery, equipment and other personal property (other than property used in the conduct of its laboratory business) that the Company owns and uses to operate, repair and maintain the property (collectively, the “Property”).  The Purchaser will pay the Company an aggregate purchase price of $1,200,000 (i) by a deposit of $60,000 (the “Deposit”) payable within ten business days of the Signing Date, which shall be held in escrow until the transfer of the title of the Property (the “Closing”) or the occurrence of certain other events, as described in the Agreement, and (ii) with the remaining balance of $1,140,000 payable at the Closing.

The Closing, which shall occur no later than April 29, 2011, is subject to the receipt of the release of existing mortgages on the Property and to certain other conditions and contingencies, including, without limitation, that: (i) the Purchaser will conduct due diligence regarding the Property and the proposed transaction commencing on the Signing Date and ending on the sixtieth day thereafter (such date, the “Due Diligence Termination Date”); (ii) the Purchaser will obtain a financing commitment (“Financing”) for this transaction within forty-five days of the Signing Date (the “Mortgage Contingency Date”); and (iii) the Company and the Purchaser will execute and deliver a lease (the “Lease”), pursuant to which the Company will lease the Property from the Purchaser for an initial term of seven years, which may be extended for one renewal term of five years, for an annual base rent during the initial term ranging from $135,000 to $145,000, and up to approximately $156,000 in the renewal term.

The Agreement is subject to certain termination provisions, including, without limitation, that the Purchaser may terminate the Agreement, for any or no reason, by delivering a notice to the Company no later than the Due Diligence Termination Date, and either party may terminate this Agreement upon notice if the Purchaser cannot obtain Financing by the Mortgage Contingency Date.  Upon either of these events, the Deposit, with all interest earned thereon, shall be released from escrow and returned to the Purchaser.

Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described in this Current Report on Form 8-K, the Agreement is not intended to be a source of factual, business or operational information about the parties.

The representations, warranties, covenants and agreements made by the parties in the Agreement are made as of specific dates.  The assertions embodied in those representations and warranties were made for purposes of the Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Agreement.  In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts.

The descriptions of the Agreement and the Lease above do not purport to be complete and are qualified in their entirety by reference to documents that will be filed by the Company in the future in accordance with the Securities Exchange Act of 1934, as amended.

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIGENE LABORATORIES, INC.

	By:	/s/ Gregory T. Mayes
Gregory T. Mayes, Vice President
Corporate Development and General
Counsel

Date: February 4, 2011

3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 3, 2011

Unigene Laboratories, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-16005	22-2328609
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

81 Fulton Street, Boonton, New Jersey		07005
(Address of principal executive offices)		(Zip Code)

(973) 265-1100
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)           On February 3, 2011, the Board of Directors (the “Board”) of Unigene Laboratories, Inc. (the “Company”) approved, after considering the recommendation of the Compensation Committee (the “Committee”) of the Board, the 2011 Key Employee Performance and Retention Plan (the “Retention Plan”).  Certain designated Company employees will participate in the Retention Plan and each such employee will execute a Retention Bonus Agreement (“Bonus Agreement”).  The following Company officers, among others, will participate in the Retention Plan: Greg Mayes - Vice President, Corporate Development and General Counsel, Alex Martin - Vice President, Business Development and Commercial Operations, Nozer Mehta - Vice President of Biological R&D, Paul Shields - Vice President, Manufacturing, William Steinhauer, Vice President of Finance, Jenene Thomas - Vice President, Investor Relations and Corp. Communications, and Roxanne Tavakkol - Vice President - Global Regulatory Affairs.

As detailed in the Bonus Agreement, if a Transaction (as described below) occurs between January 1, 2011 and December 31, 2013, on December 31, 2013 (the “Bonus Payment Date”) each Retention Plan participant will become eligible to receive a bonus equal to fifty percent (50%) of their then current annual base salary.  The bonus will be payable in cash or stock equivalents within thirty (30) days of the Bonus Payment Date, subject to the Committee’s sole discretion and the participant’s continued employment with the Company on the Bonus Payment Date.  A Transaction will occur when and if the Company has completed a transaction involving (i) the sale or licensing of Company intellectual property, know-how and/or technology, and/or (ii) the sale, licensing or partnering of a Company therapeutic asset (other than Fortical), either or both of which results in the Company’s receipt of at least $10 million cash proceeds.  In addition, if a Transaction precedes a change of control (as defined in the Bonus Agreement) and both the Transaction and the change of control occur prior to the Bonus Payment Date, participants will be eligible to receive a Retention Plan bonus within thirty (30) days of such change of control.

The descriptions of the Retention Plan and the Bonus Agreement above do not purport to be complete and are qualified in their entirety by reference to documents that will be filed by the Company in the future in accordance with the Securities Exchange Act of 1934, as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIGENE LABORATORIES, INC.

	By:	/s/ Gregory T. Mayes
Gregory T. Mayes, Vice President
Corporate Development and General Counsel
Date: February 7, 2011